FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of January

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
                           CANADA, AUSTRALIA OR JAPAN

                          WATERFORD WEDGWOOD U.K. PLC

                  RECOMMENDED CASH OFFER FOR ROYAL DOULTON PLC

                      OFFER DECLARED WHOLLY UNCONDITIONAL

The Board of Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK") announces that as at 3.00 pm on Friday, 14 January, the first closing date of its offer for Royal Doulton plc ("Royal Doulton") (the "Offer"), Waterford Wedgwood UK had received valid acceptances in respect of 230,615,012 Royal Doulton ordinary shares representing 69.38 per cent. of Royal Doulton's issued ordinary share capital. Included in these acceptances are those received pursuant to irrevocable undertakings to accept the Offer from Indexia Holdings Limited (a company wholly controlled by Sir Anthony O'Reilly) and Cantique Limited (a company wholly controlled by Mr Peter John Goulandris) in respect of their aggregate holdings of 13,250,000 Royal Doulton Shares representing approximately 4 per cent. of Royal Doulton's issued ordinary share capital and from the directors of Royal Doulton, in respect of their aggregate holdings of 7,214,235 Royal Doulton Shares representing approximately 2 per cent. of Royal Doulton's issued ordinary share capital.

Prior to the announcement of the Offer, the Waterford Wedgwood Group held 70,339,352 Royal Doulton Shares representing approximately 21.16 per cent of Royal Doulton's issued ordinary share capital. Accordingly, the Waterford Wedgwood Group now holds or has received acceptances in respect of 300,954,364 Royal Doulton ordinary shares representing 90.54 per cent. of the current issued ordinary share capital of Royal Doulton.

The Board of Waterford Wedgwood UK announces that the Offer is now declared wholly unconditional.

Royal Doulton Shareholders who have not yet accepted the Offer and wish to do so are urged, if their Royal Doulton Shares are held in certificated form, to complete and return their Form of Acceptance and, if their Royal Doulton Shares are held in CREST, to accept by way of a TTE Instruction, in each case as soon as possible and as set out in the Offer Document dated 15 December 2004. Should any Royal Doulton shareholders require additional Forms of Acceptance, they should contact Capita IRG plc on 0870 162 3100 between 9.00 am and 5.00 pm Monday to Friday. The Offer will remain open for acceptance until further notice.

Settlement of the consideration to which any Royal Doulton Shareholder is entitled under the Offer in respect of valid acceptances received by no later than 3.00 pm (London time) on 14 January 2005 will be despatched on or before 28 January 2005, and within 14 days of the date of receipt of further acceptances which are complete in all respects.

Save as disclosed above, neither Waterford Wedgwood UK nor any person acting, or deemed to be acting, in concert with Waterford Wedgwood UK held any Royal Doulton Shares or rights over Royal Doulton Shares prior to the Offer period and neither Waterford Wedgwood UK nor any person acting in concert with Waterford Wedgwood UK has acquired or agreed to acquire any Royal Doulton Shares or rights over Royal Doulton Shares during the Offer Period.

Compulsory acquisition and de-listing

If and when Waterford Wedgwood UK receives valid acceptances in respect of and/ or otherwise acquires 90 per cent or more of the shares to which the Offer relates, Waterford Wedgwood UK intends to exercise its rights under the provisions of sections 428 to 430(F) inclusive of the Companies Act 1985 (as amended) to acquire compulsorily all outstanding Royal Doulton Shares not acquired or agreed to be acquired pursuant to the Offer.

Waterford Wedgwood UK stated in the Offer Document that, after the Offer is declared unconditional in all respects, it intended to procure the cancellation of the listing of Royal Doulton Shares on the Official List of the UK Listing Authority, and the cancellation of trading of Royal Doulton Shares on the London Stock Exchange. The notice period for such cancellations has now commenced and the anticipated date of such cancellations taking effect is 15 February 2005 or as soon as practicable thereafter.

This announcement should be read in conjunction with the Offer Document dated 15 December, 2004. Terms defined in the Offer Document have the same meaning in this announcement.

Lazard & Co. Limited is acting for Waterford Wedgwood plc and Waterford Wedgwood UK in connection with the Offer and no one else and will not be responsible to anyone other than Waterford Wedgwood plc and Waterford Wedgwood UK for providing the protections afforded to clients of Lazard & Co. Limited nor for providing advice in connection with the Offer.

The availability of the Offer to Royal Doulton Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Royal Doulton Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

17 January 2005

Enquiries

Lazard & Co., Limited                              Tel: +44 20 7187 2000
Nicholas Shott
David Reitman

Powerscourt (UK/ International Media)              Tel: +44 20 7236 5615
Rory Godson                                        Tel: +44 7909 926 020

Dennehy Associates (Ireland)                       Tel: +353 1 676 4733
Michael Dennehy                                    Tel: +353 87 255 6923

College Hill (Investor Relations)                  Tel: +44 20 7457 2020
Kate Pope                                          Tel: +44 7798 843 276
Mark Garraway                                      Tel: +44 7771 860 938



END



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:17 January, 2005